Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sports Gambling Guides, Inc.
2934 1/2 Beverly Glen Circle Suite #513
Los Angeles, CA 90077
https://sportsgamblingguides.com/

Up to $4,999,998.12 in Class B Common Stock at $1.56
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sports Gambling Guides, Inc.
Address: 2934 1/2 Beverly Glen Circle Suite #513, Los Angeles, CA 90077
State of Incorporation: DE
Date Incorporated: April 12, 2022

Terms:

Equity

Offering Minimum: $9,999.60 | 6,410 shares of Class B Common Stock
Offering Maximum: $4,999,998.12 | 3,205,127 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.56
Minimum Investment Amount (per investor): $249.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based Perks:

<u>Super Early Bird Bonus</u>

Invest within the first 72 hours and receive an additional 12% bonus shares

<u>Early Bird Bonus</u>

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based Perks:

<u>$500+ | Bronze</u>

Invest $500+ and receive 2% bonus shares

<u>$1,000+ | Silver</u>

Invest $1,000+ and receive 4% bonus shares

<u>$5,000+ | Gold</u>

Invest $5,000+ and receive 6% bonus shares

<u>$10,000+ | Platinum</u>

Invest $10,000+ and receive 8% bonus shares + a call with our Founders

<u>$20,000+ | Diamond</u>

Invest $20,000+ and receive 10% bonus shares + meet us for a dinner in LA or NYC**

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

**All perks occur when the offering is completed.*

***All transportation and lodging are not included.*

The 10% StartEngine Owners' Bonus

Sports Gambling Guides, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.56 per share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $156. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Sports Gambling Guides, Inc. and our DBAs of SGG Media and CasinoStream.com, ("SGG" or the "Company") is a sports social media company, featuring over 750 sports Content Creator / Influencers with over 17 million avid sports Followers.

SGG handles social media branding, advertising, and customer acquisitions for some of the nation's largest sports, sports gambling, and daily sports fantasy firms including DraftKings,

FanDuel, BetMgm, PointsBet, Prize Picks, Fliff, & Fanatics.

SGG delivers real-time sports and sports gambling content to over 17 million avid sports fans daily. SGG captures the niche of social media sports culture. Our 17+ million sports fans follow SGG's 750+ Sports Content Creators hourly for real-time sports content on all the game action, trades, highlights, and legal sports betting information.

SGG offers advertising partners a cost-effective way to reach the new younger generation (21-41) of sports fans receiving their sports information solely from social media. SGG Media has created a community of sports lovers, just like us.

We provided "Highly Targeted" marketing – our advertisers can cost-effectively target just one State, just one sport, or even just one team.

The Company was initially formed on April 24, 2020, as Sports Gambling Guides, LLC, a limited liability corporation under the laws of the state of California. The Company also does business as Casinostream.com and SGG Media as of November 2021 and June 2022, respectively. On March 11, 2022, the LLC entity converted to a Delaware c-corporation as Sports Gambling Guides, Inc.

Competitors and Industry

Industry

The sports gambling industry in rapid growth mode since the U.S. Supreme Court legalized sports gambling at the state level in 2018. Since then 30 states have legalized sports gambling with 18 of those allowing online sports wagering.

The legalized U.S. sports betting market doubled in 2021, with more than $52.7 billion wagered throughout the year.

Sources:
https://www.forbes.com/sites/willyakowicz/2022/01/07/where-is-sports-betting-legal-america-2022/?sh=6c8142052342

https://frontofficesports.com/us-sports-betting-doubled-in-2021-surpassing-52b/?utm_source=newsletter&utm_medium=email&utm_campaign=newsletter_axiossports&stream=to

Competitors

The Company produces revenue in two industry arenas and has competitors in each.

Firstly, we receive advertising commissions for social media advertising to sports fans and potential sports gamblers. We have competition in advertising to general sports fans from television and print advertiser "Name Brands" like ESPN, VOX Media, and Sports Illustrated, but they are not especially proficient at social media advertising and are extremely expensive compared to Sports Gambling Guides' advertising rates.

We do not have substantial competition in the purely social media advertising - sports gambling industry, as we presently have signed approximately 700 sports content creators/influencers with 17 million followers and, to our knowledge, no other sports gambling advertising competitor has over 1 million followers (see attached graphic listing all competitors and their respective approximate number of followers in the sports and sports gambling industry).

Our second revenue avenue is affiliate sports gambling marketing (earning commissions for generating new gambling customers). The Company has many major competitors in this sports gambling affiliate marketing industry. Some of the top competitors in our industry include Gambling.com, Catena Media, Bookies.com, Action Network, and Better Collective. Action Network is the industry leader and the Company's primary competition in the sports gambling affiliate marketing industry. Gambling.com, Catena Media, and Better Collective also own a significant market share as they own many individually branded sports gambling affiliate companies. Bookies.com are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in affiliate sports gambling because we are dominantly better at social media marketing and have substantially more content creators/influencers and therefore substantially more followers.

A larger competitor - Barstool Sports - was a similar sports social media company before they were acquired for $450,000,000 by Penn National Gaming and became its own Sports Book in 2020.

Current Stage and Roadmap

Current Stage

Sports Gambling Guides has entered its third year of operations and now represents the top Sports Gambling Companies in the U.S., including FanDuel, DraftKings, Fanatics, PrizePicks, Fliff, and BetMGM. We are now marketing in Canada.

We are fully Operational and revenue producing.

We can be found via our social media handles:

-@sgg_hq
-@SGG_hq
-@sgghq
-https://sportsgamblingguides.com/

Roadmap

In 2022 we have two important new launches:

First, as of July 7, 2022, we have grown our Influencer / Followers database to exceed 24 million unique sports fans. Major national companies are interested in advertising with us as we are one of the most cost-effective ways to advertise to our demographic of sports fans and sports gamblers (see attached graphic SGG Advertising Cost in the above section).

$488 million was spent on Sports Betting advertisements in 2021 (Mike Lukas WSN 12/31/2021 https://www.wsn.com/betting/sports-betting-ad-spend-booming/) and this is not sustainable. Sports gambling companies must find more cost-efficient ways to advertise. from public gambling and media companies as we can market via social media at a cost discount of 75% or more via our SGG social media follower database.

Instagram, Twitter, TikTok, and Twitch are beneficiaries of the way younger sports fans receive their daily sports content. Something must change to bring current sports gambling advertising costs down to a sustainable price point - social media advertising is the future.

We anticipate launching our new online casino marketing programs via our additional DBA: CasinoStream.com

The future of online U.S. gambling remains huge. However, the public is seldom aware of where the largest gambling industry profit potential exists – online casino gaming and online poker. Sports gambling is hugely important, but the history in the U.K. and Europe, where legal online sports betting and online casino betting have operated for over a decade, clearly shows the lion's share of the profit is in online casino and poker marketing.
https://www.casino.org/news/uk-online-gaming-revenue-totals-759m-in-march/
https://www.ibtimes.co.uk/future-gambling-sports-betting-uk-1688205
https://www.usbets.com/state-lawmakers-love-sports-betting-fear-igaming/

SGG will plan to ramp up online casino social media marketing campaigns in late 2022 to early 2023, especially on the *Twitch* live streaming platform (under our Sports Gambling Guides, Inc. DBA "CasinoStream.com".

The Team

Officers and Directors

Name: Mark Paul

Mark Paul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** C.E.O.
  Dates of Service: April 29, 2020 - Present
  Responsibilities: The CEO reports to the Board of Directors and Shareholders. The role of the CEO is to direct the company forward in a professional manner, making sure the company is on sound legal ground, and focused on sustainable growth. The CEO must insure the company's ethical behavior in all aspects of operations, dealings with the public, and with the company's employees and shareholders. Takes a salary of $10,000/month. It is the job of the CEO to ensure that all compliance related categories are met, from state license requirements, corporate filings, human resources handling, and tax compliance, the CEO takes accountability for these actions and ensures that they are completed on time and correctly. In addition to compliance tasks, it is the responsibility of the CEO to ensure the business is funded with the right amount of capital needed to meet our expenses In addition to this, it is the role of the CEO to raise capital for Sports Gambling Guides (if needed). As SGG expands our business operations, it is the role of the CEO to ensure we have the necessary capital to do so. Additional roles of the CEO include assistance with "big picture" ideas – it is his job to help plan out the future of SGG with the President. Lastly the CEO will be an executive with a deep and long history with entrepreneurial start-ups, and guide the company with an experienced hand, avoiding the common mistakes of new firms.

- **Position:** Secretary
  Dates of Service: April 29, 2021 - Present
  Responsibilities: Document the Meetings of the Board of Directors

- **Position:** Board Member
  Dates of Service: May 23, 2022 - Present
  Responsibilities: Lead Board of Directors

Other business experience in the past three years:

- **Employer:** U.S. Private Vaults
  Title: Investor / Director
  Dates of Service: January 01, 2012 - March 22, 2021
  Responsibilities: Investor

Name: Troy Paul

Troy Paul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: April 29, 2020 - Present
  Responsibilities: The role of the President consists of a few primary daily tasks – run the day to day business operations, manage all marketing employees, and run point of the personal relationship side of the marketing business. Day to day operations will include weekly meetings, review / editing of all work submitted by employees, delegating additional tasks to staff, and ensuring that all aspects of the business are running smoothly. Employee management revolves around weekly checkups, proofing and approving of all work submitted by employees, and training of all personal hired by SGG. The President will be managing the productivity of each manager and employee within the company. In addition to these managerial tasks, it will be the duty of the President to run the "personal relationship" side of the business marketing. This role will reside around online marketing to potential 21+ customers that reside in a state wherein SGG holds a license. It will be the duty of the President to ensure that SGG's marketing plan is being executed efficiently, and to make any decisions regarding this side of the business. The president will be working day to day with ambassadors and organizations, in order to ensure the success of the personal relationship marketing plan. He will be tasked with creating the system in which the marketing plan can be replicated state by state – and he will have final decision to make changes. Currently takes a salary of $10,000/month.

- **Position:** Board of Directors
  Dates of Service: May 23, 2022 - Present
  Responsibilities: Board Member

Name: Chris Nordling

Chris Nordling's current primary role is with Whitcoff Group LLC. Chris Nordling currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** C.F.O.
  Dates of Service: August 20, 2021 - Present
  Responsibilities: The CFO is responsible for managing the financial actions of the company. Duties include tracking cash flow, analyzing strengths and weaknesses to propose corrective action plans when necessary and preparing accurate forecasts so that management can make informed decisions about future investments. The CFO is in charge of the financial side of a business, responsible for building models, analyzing data, and preparing statements to reconcile income with expenses to keep track of the company's earnings and projected cash flow. Currently takes a salary of $5,000/month,

- **Position:** Board Member
  Dates of Service: May 23, 2022 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Whitcoff Group LLC
  Title: Consultant
  Dates of Service: January 08, 2020 - Present
  Responsibilities: Financial Consultant

Other business experience in the past three years:

- **Employer:** The Drew
  Title: Consultant
  Dates of Service: January 02, 2020 - January 08, 2022
  Responsibilities: Financial Consultant

Other business experience in the past three years:

- **Employer:** Resorts World Las Vegas
  Title: CFO
  Dates of Service: January 07, 2019 - January 02, 2020
  Responsibilities: CFO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the online sports betting industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are

not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We generate revenue primarily from advertising revenue, and affiliate commissions for new customer acquisitions.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Sports Gambling Guides was formed on 4/24/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sports Gambling Guides has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If

competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as state gaming licensing agencies, and other relevant government laws and regulations. The laws and regulations concerning the selling of services may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sports Gambling Guides or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our

technology provider or on Sports Gambling Guides could harm our reputation and materially negatively impact our financial condition and business.

Acquisition of Sports Influencers
The Company intends to utilize a substantial portion of the funding from this round for the purchase and acquisition of the Sports Influencers ("Content Creators") in our database. The Company does not know if this acquisition plan will be successful, or be able to be accomplished for the costs anticipated. If the Company cannot purchase the Influencers the potential increased valuation of the Company could be substantially reduced.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Mark Paul</td><td>3,917,903</td><td>Unknown</td><td rowspan="2">50.0%</td></tr>
<tr><td>Mark Paul</td><td>3,917,903</td><td>Series Seed-1 Preferred Stock</td></tr>
<tr><td>Troy Paul</td><td>3,917,903</td><td>Series Seed-1 Preferred Stock</td><td>50.0%</td></tr>
</table>

The Company's Securities

The Company has authorized Class B Common Stock, Class A Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,205,127 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 1,400,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 1,400,000 Class B Common Stock shares to be issued pursant to stock options issued.

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. Except as expressly provided in this Part A, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Voting. The Class B Common stock shall be non-voting stock and shall have no right to vote on any matter submitted to a vote or for the consent of the stockholders of the Corporation, except as required by law.

Restrictions on Transfers of Shares. No stockholder shall sell, assign, pledge or in any manner transfer any of the shares of Common Stock of the corporation without shall first give written notice thereof to the Company for the option to purchase the shares on the same terms as offered to the potential non-shareholder buyer.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per 1 share. Please see Other Material Rights below for more information.

Material Rights

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. Except as expressly provided in this Part A, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Voting. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. There shall be no cumulative voting.

Restrictions on Transfers of Shares. No stockholder shall sell, assign, pledge or in any manner transfer any of the shares of Common Stock of the corporation without shall first give written notice thereof to the Company for the option to purchase the shares on the same terms as offered to the potential non-shareholder buyer.

Series Seed-1 Preferred Stock

The amount of security authorized is 7,835,806 with a total of 7,835,806 outstanding.

Voting Rights

Holders of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock or Class B Common Stock into which the applicable shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation

Material Rights

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

Voting. Holders of outstanding shares of Series Preferred Stock Seed 1 may cast the number of votes equal to the number of whole shares of Class A Common Stock or Class B Common Stock into which the applicable shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the

Corporation.

Conversion. Each shareholder of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, into one share of Class A Common Stock.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,119,409 with a total of 1,119,409 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

Voting. Holders of outstanding shares of Series Preferred Stock Seed 1 may cast the number of votes equal to the number of whole shares of Class A Common Stock or Class B Common Stock into which the applicable shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Conversion. Each shareholder of Series Seed-2 Preferred Stock shall be convertible, at the option of the holder thereof, into one share of Class B Common Stock.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,044,785 with a total of 1,044,785 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

Voting. Holders of outstanding shares of Series Preferred Stock Seed 1 may cast the number of votes equal to the number of whole shares of Class A Common Stock or Class B Common Stock into which the applicable shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

Series Seed-4 Preferred Stock

The amount of security authorized is 3,333,333 with a total of 2,750,001 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-4 Preferred Stock.

Material Rights

Please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F for more information.

Voting. Holders of outstanding shares of Series Preferred Stock Seed 1 may cast the number of votes equal to the number of whole shares of Class A Common Stock or Class B Common Stock into which the applicable shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,250,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Company Expansion
  Date: June 01, 2021
  Offering exemption relied upon: 3.9 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 3,333,333
  Use of proceeds: Growth Capital and Reserves

Date: April 29, 2022
Offering exemption relied upon: The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $109,042, versus zero in 2020 as that was our start up year.

Revenue increased as a result of signed agreements with some of the largest gaming compaines in the U.S Market. This includes deals with FanDuel, DraftKings and BetMgm.

Cost of sales

Cost of sales in 2021 was $209,258 compared to $18,565 in 2020. The cost of sales is the direct amount of spend for our influencers and direct marketing initiatives.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services. Expenses in 2021 increased $309,910 from 2020. Approximately $31,000 of this increase was due to Management fees. The company also invested $68,000 in Website Development and 92,000 on compensation for Marketing executives .

Historical results and cash flows:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $109,042, versus zero in 2020 as that was our start-up year.

Revenue increased as a result of signed agreements with some of the largest gaming companies in the U.S Market. This includes deals with FanDuel, DraftKings and BetMgm.

Cost of sales

Cost of sales in 2021 was $209,258 compared to 18,565 in 2020. The cost of sales is the direct amount of spend for our influencers and direct marketing initiatives.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Expenses in 2021 increased $309,910 from 2020. Approximately $31,000 of this increase was due to Management fees. The company also invested $68,000 in Website Development and $92,000 on compensation for Marketing executives.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's cash on hand as of June 30 2022 is $1,201,386.21

At this time the company does not have any outstanding debt and does not have a credit line.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are not critical to the company's operations, if we fail to raise the maximum we have $1.2m available to the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds are not necessary for the viability of the company but are needed for continued growth of SGG - if we raise the full $1.07M this will constitute 40% of the company's total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum $10k, the company can operate for 24 months, with a burn rate of $ 60,000 per month. This will sustain SGG thru 2023. The main expenses over the next 4 months are advertising and promotion, and payroll. Both of these expenses can be managed in the event cash flow becomes critical.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum $5.0m, the company can operate for 36 months, with a burn rate of

$140,000 per month. This will sustain SGG thru 2024 and main expenses are still expected to be advertising, promotion, and payroll. As mentioned, these expenses can be managed in the event cash flow becomes critical.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have raised $3.25M to date and can likely raise additional capital if required (but this can not be guaranteed).

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Troy Paul
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $5,000 Loan to Troy Paul
  Material Terms: In 2020 the Company Loaned its President $5,000 bearing no interest rate, no security, and no maturity date. The loan receivable balance was $5,000 as of December 31, 2020 and has been paid back in full in 2021.

- **Name of Entity:** SGG Management, LLC
  Names of 20% owners: 50% - Mark Paul Holdings (Mark Paul Holdings is 100% owned by Mark Paul) 50% -Troy Paul
  Relationship to Company: SGG Management LLC is a Management Company solely owned by the Company President (Troy Paul) and CEO (Mark Paul). It is the entity that is paid their compensation from the company.
  Nature / amount of interest in the transaction: SGG Management, LLC performs executive management serves for the Company - in the roles of Co. President and CEO.
  Material Terms: Presently 7/29/2022 SGG Management, LLC receives $10,000 each month for each Mark Paul and Troy Paul ($20,000 total monthly) plus bonuses as approved by the Board of Directors (if any). Annual Bonuses approved for 2022 total $30,000 each to Mark Paul and Troy Paul ($60,000 total 2022).

Valuation

Pre-Money Valuation: $22,074,001.56

Valuation Details:

Sports Gambling Guides (SGG) has completed extensive research analyzing the billions of dollars spent on sports gambling industry mergers and acquisitions completed in the last three years to determine SGG's current and potential future valuations.

After analysis of all these completed transactions in the Sports Gambling and Media

Industry, we believe a current valuation of $22,000,000 is fair and reasonable. Additionally, below is an overview of SGG's plans to grow our social media platform and acquire ownership of the Influencers and Followers. SGG has spent our first 2.5 years building our powerful social media platform. As of May 2022, we now have signed over 700 Sports Influencers - representing over 17 million Followers (Instagram & Twitter). SGG is signing new Sports Influencers, (Content Creators) with their respective new sports fan Followers, at a pace of 1,000,000 new Followers monthly. Today's younger fans are getting their sports information exclusively on social media platforms like TikTok, Twitter, and Instagram, and not in the newspaper or via radio talk shows. SGG now reaches over 17 million avid sports fans with the content they want.

Prior Capital Raised

SGG has completed two prior Funding Rounds, totaling $3,250,000.00. ($100,000 is presently committed but not yet received as of 7/29/2022 and the Company elected to keep $250,000 of the second round in company shares). Prior to the SGG Start Engine Crowd Funding Round, we presently have in excess of $1,000,000.00 in reserve capital. Our investors include Astralis Capital, a venture capital firm with a focus on investing in the digital transformation of the global gaming industry, including casino, sports wagering, and social and amusement gaming. Astralis' partners include seasoned venture capital and gambling industry veterans. Our first two SGG funding rounds of $3,250,000.00 were quickly sold out to experienced investors - including several gaming executives with history and experience as executives with the nation's largest casinos. The primary goal in the 2022 Crowd Funding Round will be for SGG to begin acquiring ownership of the Social Media Influencer Accounts themselves. By acquiring and owning these accounts, SGG can increase the assets owned by the company.

Executives with Experience

SGG has a dynamic executive team – blending our young, energetic social media staff of 17, led by our CoFounder and President Troy Paul, with our experienced CEO Mark Paul, who has previously raised over $1 Billion of private equity capital, and our CFO, Chris Nordling, whom has over three decades of experience as a President of MGM Resorts International (69,000 employees and 15 hotel and casino properties) and was the former Chief Financial Officer for Bellagio Hotel, a 4,000-room hotel and casino, and Mirage Resorts whose Properties includes Bellagio, Mirage, Golden Nugget. Our Start Engine Crowd Funding investment round offers investors the opportunity to participate in a developing company aiming to become a national sports media powerhouse.

SGG has experienced growth while being very economical with our capital and we plan to continue to apply stringent cost controls as we seek to expand our footprint. Below is an overview of SGG's plans to dynamically grow our social media platform and acquire ownership of the SGG Influencers and Followers.

The primary goal in the 2022 Crowd Funding Round #1 ($5M) will be for SGG to begin acquiring ownership of the Social Media Influencer Accounts themselves. By acquiring and owning these accounts, SGG can increase the assets owned by SGG, while expanding our content creation and distribution of sports and sports gambling content to our database of over 17 million avid sports fans. The number one current expense to SGG is paying the Influencers for each SGG social media posting. By potentially purchasing and owning these Influencer accounts SGG may reduce our advertising costs and may bring additional revenues to our income statement.

Comparable Competitors

Please view the information below detailing the two best historical examples of the potential benefits to our SGG valuation - via completion of our Influencer acquisition goals. Vox Media & Barstool Sports both completed similar acquisition paths and have grown their valuations.

#1: Plan to expand the SGG Influencer / Follower database from our existing 17 million Social Media Followers to exceed 30 million (currently 24 million + as of 7/6/2022 and 30 million anticipated by 6/1/2023).

#2: Plan to expand our advertiser customer base while producing advertising revenue from sports gambling companies and hundreds of other national and local advertisers interested in cost-effective marketing to the SGG social media demographic - sports fans aged 20-40. SGG has existing advertising contracts in place with the sports and sports gambling largest companies, including Draft Kings, FanDuel, and Fanatics.

#3: Plan to continue to obtain national gambling licenses as new states come online (such as California on the Ballot in November 2022, Florida (anticipated 2024), and Texas (possible ballot initiative 2023) while signing additional major Sports Books (we presently represent FanDuel, DraftKings, BetMGM, and six of the nation's largest operators).

#4: SGG plans plan to expand into online casino marketing in early 2023, and advertising as states begin to add online casino gambling to their licensing approvals, along with their sports gambling and lottery licensing. The future of online U.S. gambling remains huge, yet the public is seldom aware of where the largest gambling industry profit potential exists – online casino gaming and online poker. Sports gambling is hugely important, but the history in the U.K. and Europe, where legal online sports betting and online casino betting have been operating for over a decade, clearly shows the lion's share of the profit is in online casino and poker marketing. Results in New Jersey (up 32.3% in 2021), where sports gambling and online casinos are both permitted, further evidence of the profit potential of online casinos.

#5: Plan to purchase and acquire ownership of the Influencer companies themselves. Please view the information below detailing the two best historical examples of the potential benefits to our SGG valuation via completion of our Influencer acquisition goals. Vox Media & Barstool Sports both completed similar acquisition paths and have grown their valuations to over $1 billion cumulatively.

Example #1: Vox Media -Valued -$600 Million to $1 Billion

Vox Media is a good example of an early aggregator (2011) of digital sports (they acquired over 300 sports websites) and other digital magazine content. Vox Media was formally formed in 2011, but it began with the creation of SB Nation (short for SportsBlogNation), a network of more than 300 fan-run sports blogs, many of them dedicated to a particular team... SB Nation had a staff of about 70 as of late 2011, with its blogging contributors paid monthly....in June 2010, SB Nation began rolling out 20 regional sports sites covering all the sports teams in a particular city. Vox Media has since expanded to cover sports franchises on a national scale, including all Major League Baseball, National Basketball Association, National Football League, and National Hockey League teams, as well as college and soccer teams, totaling over 300 community sites. SB Nation has developed content-sharing partnerships with Yahoo Sports, CBS Sports, USA Today, Comcast, and NHL.com.

(Nieman Lab –2014: https://www.niemanlab.org/encyclo/vox-media/)

Example #2: Barstool Sports -Acquired 2020 -$450 Million

Barstool Sports offers the best comparable company for SGG to model financially. Barstool acquired 700 social accounts in 2018 and they have grown into the #1 social media company in sports gambling-becoming their own branded "Sports Book" in conjunction with their acquisition by Penn National Gaming in 2020. Barstool has a dedicated group of followers that love their irreverent content and humorous social media postings. (Sports Money 2018) Barstool Sports is difficult to explain, in the sense that the company itself is somewhat of an enigma. The company was originally founded by Dave Portnoy in 2003 as a print-only publication focused on fantasy sports and betting.

What Vox Media did for sports websites in 2012, and Barstool Sports did for social media in 2018, mirrors SGG's plan for sports social media influencers in 2022. If successful, our business is projected for additional growth and gains.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $4,999,998.12, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  88.0%
  This percentage of the offering funds will sustain the company through 2024 and will be used for our main expenses, which are expected to be advertising, promotion, and payroll expenses.

- *Working Capital*
  6.5%
  Reserves

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sportsgamblingguides.com/ (https://sportsgamblingguides.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sports-gambling-guides

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sports Gambling Guides, Inc.

[See attached]

Financial Statements and Independent Auditors' Report

SPORTS GAMBLING GUIDES, LLC

As of and for the Year Ended December 31, 2021 and for the period
from inception (April 24, 2020) through December 31, 2020

SPORTS GAMBLING GUIDES, LLC

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sports Gambling Guides, LLC

Opinion

We have audited the accompanying financial statements of Sports Gambling Guides, LLC (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, members' equity (deficit), and cash flows for the year ended December 31, 2021 and for the period from inception, April 24, 2020, through December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from inception, April 24, 2020, through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
July 7, 2022

SPORTS GAMBLING GUIDES, LLC

Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets		
Cash	$ 468,646	$ 64,479
Accounts receivable	250	-
Total current assets	468,896	64,479
Non-current assets		
Intangible assets, net (Note 4)	47,629	18,883
Security deposits	7,000	-
Total assets	$ 523,525	$ 83,362
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued expenses	$ 25,937	$ 16,246
State franchise taxes payable	-	800
Management fees payable (Note 7)	190,000	150,000
Total current liabilities	215,937	167,046
Commitments and contingencies (Note 5)		
Members' equity (deficit) (Note 6)	307,588	(83,684)
Total liabilities and members' equity (deficit)	$ 523,525	$ 83,362

See accompanying notes to financial statements.

SPORTS GAMBLING GUIDES, LLC

Statements of Operations
For the Year Ended December 31, 2021 and Period from Inception (April 24, 2020) through December 31, 2020

	2021	2020
Revenue	$ 109,042	$ -
Cost of revenue	209,258	18,565
Gross loss before operating expenses and provision for state franchise taxes	(100,216)	(18,565)
Operating expenses	562,712	259,319
Net loss from operations	(662,928)	(277,884)
Provision for state franchise taxes	800	800
Net loss	$ (663,728)	$ (278,684)

See accompanying notes to financial statements.

SPORTS GAMBLING GUIDES, LLC

Statements of **Members' Equity (Deficit)**
For the Year Ended December 31, 2021 and Period from Inception (April 24, 2020) through December 31, 2020

	Voting Units		Non-Voting Units		Advances to Member (Note 7)	Accumulated Deficit	Total Members' Equity (Deficit)
	# of Units	$ Amount	# of Units	$ Amount			
Balance as of April 24, 2020, inception	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	800,000	200,000	-	-	-	-	200,000
Advances to member, net					(5,000)		(5,000)
Net loss	-	-	-	-	-	(278,684)	(278,684)
Balance as of December 31, 2020	800,000	200,000	-	-	(5,000)	(278,684)	(83,684)
Contributions	200,000	50,000	276,193	1,000,000	-	-	1,050,000
Repayment of advances to member, net					5,000		5,000
Net loss	-	-	-	-	-	(663,728)	(663,728)
Balance as of December 31, 2021	1,000,000	$ 250,000	276,193	$ 1,000,000	$ -	$ (942,412)	$ 307,588

See accompanying notes to financial statements.

SPORTS GAMBLING GUIDES, LLC

Statements of Cash Flows
For the Year Ended December 31, 2021 and Period from Inception (April 24, 2020) through December 31, 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (663,728)	$ (278,684)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangible assets	11,419	1,717
Changes in operating assets and liabilties:		
Accounts receivable	(250)	-
Security deposits	(7,000)	-
Accounts payable and accrued expenses	9,691	16,246
State franchise taxes payable	(800)	800
Management fees payable	40,000	150,000
Net cash used in operating activities	(610,668)	(109,921)
Cash flows from investing activities		
Purchase of intangible assets	(40,165)	(20,600)
Net cash used in investing activities	(40,165)	(20,600)
Cash flows from financing activities		
Proceeds from capital contributions	1,050,000	200,000
Repayment of advances to member, net (advances to member, net)	5,000	(5,000)
Net cash provided by financing activities	1,055,000	195,000
Net change in cash	404,167	64,479
Cash, beginning of year	64,479	-
Cash, end of year	$ 468,646	$ 64,479
Supplemental disclosure of cash flow information		
State franchise taxes paid	$ 1,600	$ -

See accompanying notes to financial statements.

1. Description of Business

Sports Gambling Guides, LLC ("the Company" or "SGG") is a sports social media advertising company that was formed in the State of California on April 24, 2020. The Company also does business as Casinostream.com and SGG Media as of November 2021 and June 2022, respectively. As of December 31, 2021, the Company had aggregated over 650 sports "Content Creators/Influencers" with over 15 million avid sports fan "Followers". As of July 7, 2022, these numbers have increased to more than 1,000 Content Creators/Influencers and more than 24 million Followers. By aggregating these Content Creator/Influencer accounts, the Company sends advertising in a strategic way, via social media postings, to a highly targeted audience of avid sports fans ages 21 to 41.

As of December 31, 2021, the Company had obtained gaming licenses in eight states, therefore permitting advertising for new gambling customers with state-legal sports books, including FanDuel, Draft Kings, MGM Casino, and other legal sports book operators nationally.

As discussed further in Note 8, in March 2022 the Company converted into a corporation in the State of Delaware.

2. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cash flows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date that these financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

Management has evaluated the conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. As discussed further in Note 8, between April and June 2022, the Company raised an additional $1,750,000 through the issuance of Preferred Stock and plans to initiate a crowdfunding in August 2022 to raise additional capital. Management believes that these funds, the cash currently held by the Company, and the potential cash flows from operations will be sufficient to fund the Company's current working capital needs and capital expenditures through at least the next 12 months. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP).

Cash

The Company maintains all of its cash accounts with banks located in the United States. Cash balances at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company had cash balances with one bank at December 31, 2021 that exceeded the balance insured by the FDIC in the amount of $283,123. The Company had no cash balances in excess of amounts insured by the FDIC as of December 31, 2020.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from services in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue Recognition following the five-step approach:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from third-party sports betting platforms. The Company's primary performance obligation is to promote the sports betting platform so that eligible new users will be induced to register for an account with the sports betting platform, deposit the minimum funds required, and make at least one paid sportsbook wager on the betting platform within a certain period of time (typically 30 days after the registration date). At that point in time, the performance obligation is satisfied, revenue is recognized, and cash is received within 30-45 days.

3. Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms and are stated at the amount billed to the customer.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2021 and 2020, no allowance for doubtful accounts was deemed necessary.

Income Taxes

The Company is a limited liability company ("LLC"). Under federal and applicable state laws, taxes based on income of an LLC are payable by the LLC's members individually. The Company is not subject to income taxes but is, however, subject to annual LLC franchise taxes and LLC fees (see Note 8).

The Company is currently not under income tax examination by any taxing agency, and management is currently unaware of any pending examinations by such agencies. The Company does not believe it has any material uncertain tax positions as of December 31, 2021 or 2020.

Impairment of Long-Lived Assets

Management reviews long-lived assets, including identifiable intangible assets with definite lives, for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. An asset is impaired when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. Impairment, if any, is determined when the carrying amount exceeds the fair value. For the year ended December 31, 2021 and the period ended December 31, 2020, management recognized no impairment losses.

Advertising Expense

Advertising costs incurred to promote the Company are charged to operating expense during the period in which they are incurred. For the year ended December 31, 2021 and the period ended December 31, 2020, advertising expenses of this nature were not significant.

3. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic and political factors and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

Significant estimates and assumptions by management affect the carrying value of long-lived assets (including intangible assets) and the amortization period of those long-lived assets.

Fair Value Measurements

The Company applies a framework for determining fair value with a hierarchy of information used in measuring fair value. Fair value is defined as the "exit price" to value an asset or liability, which is the price at which an asset could be sold or a liability could be transferred in an orderly process that is not a forced liquidation or distressed sale at the measurement date.

Management estimates fair values on the following three-level hierarchy that prioritizes market inputs.

- Level 1: Quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.
- Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2021 and 2020, there were no assets or liabilities recorded at fair value on the balance sheets that are re-measured on a recurring basis.

4. Intangible Assets

Intangible assets consist of website development costs that are capitalized in accordance with FASB ASC 350, Intangibles—Goodwill and Other. The gross carrying amounts and accumulated amortization of the Company's intangible assets as of December 31, 2021 and 2020 are as follows:

	2021	2020
Gross carrying value	$ 60,765	$ 20,600
Accumulated amortization	(13,136)	(1,717)
Net book value	$ 47,629	$ 18,883

Amortization expense related to intangible assets was $11,419 and $1,717 for the year ended December 31, 2021 and the period ended December 31, 2020, respectively. The estimated amortization expense related to intangible assets for each of the five succeeding years as of December 31, 2021 is as follows, which is expected to be amortized over a weighted-average period of 2.4 years:

Year ending December 31,	
2022	$ 20,255
2023	18,538
2024	8,836
Total	$ 47,629

5. Commitments and Contingencies

Operating Leases

The Company leases a New York office under an operating lease arrangement expiring in September 2022.

Future minimum payments under this non-cancelable lease are as follows:

Year ending December 31,	
2022	$ 63,000
Total	$ 63,000

5. Commitments and Contingencies

<u>Operating Leases</u> (continued)

Rent expense was $31,635 and $0 for the year ended December 31, 2021 and the period ended December 31, 2020, respectively, and is included in operating expenses in the accompanying statements of operations.

<u>Litigation</u>

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. Management currently is not aware of any claims or lawsuits against the Company.

6. **Members' Equity** (Deficit)

During the year ended December 31, 2021 and the period ended December 31, 2020, the Company was a multi-member LLC with a two classes of ownership interest, Voting Units and Non-Voting Units. As of December 31, 2021 and 2020, 800,000 and 1,000,000 Voting Units and 276,193 and no Non-Voting Units were issued and outstanding, respectively. Distributions from the Company to the members and the Company's profits and losses are allocated to members in accordance with the operating agreement of the LLC.

In March 2022, the Company converted into a corporation in the state of Delaware, at which time the Voting and Non-Voting Units were converted to Preferred Stock, as discussed further in Note 8.

7. Related Party Transactions

<u>Advances to Member</u>

During the year ended December 31, 2021 and the period ended December 31, 2020, the Company made advances to its President. As of December 31, 2020, the outstanding advances amounted to $5,000, which is included in the accompanying statements of members' equity (deficit). This advance was paid back in full during the year ended December 31, 2021, and there were no outstanding advances as of December 31, 2021.

<u>Management Fee Expense and Management Fees Payable</u>

The Company pays a management fee to SGG Management LLC, a related entity owned by the President and a holding company owned by the Chief Executive Officer, in accordance with the terms of the operating agreement of the LLC. During the year ended December 31, 2021 and the period ended December 31, 2020, management fee expense was $181,485 and $150,000, respectively, of which $190,000 and $150,000 was payable as of December 31, 2021 and 2020, respectively, and included in management fees payable in the accompanying balance sheets.

8. Subsequent Events

Management evaluated subsequent events through July 7, 2022, which is the date these financial statements were available to be issued.

Conversion from LLC to Corporation and Subsequent Issuance of Series Seed-4 Preferred Stock

In March 2022, the Company converted into a corporation in the state of Delaware. At that time, the Company had authorized 15,000,000 shares of Common Stock at a par value of $0.0001 per share, and 10,000,000 shares of Preferred Stock at a par value of $0.0001 per share. Of the 15,000,000 shares of Common Stock, 10,000,000 were designated as Class A Common Stock with one vote per share, and 5,000,000 were designated as Class B Common Stock with no voting rights. The 1,000,000 outstanding Voting Units of the LLC converted into 7,835,806 shares of Series Seed-1 Preferred Stock, and 142,858 and 133,335 of the Non-Voting Units of the LLC converted into 1,119,409 shares of Series Seed-2 Preferred Stock and 1,044,785 shares of Series Seed-3 Preferred Stock, respectively.

In April 2022, the Company increased the authorized shares of Common Stock from 15,000,000 to 20,000,000, with the additional 5,000,000 shares authorized being designated as Class B Common Stock. The Company also increased the authorized shares of Preferred Stock from 10,000,000 to 13,333,333.

Between April and June 2022, the Company issued 2,916,667 shares of Series Seed-4 Preferred Stock for proceeds of $1,750,000, of which $1,300,000 has been received to date, and the remaining $450,000 is expected to be received by July 31, 2022.

In July 2022, the Company further increased the authorized shares of Class B Common Stock from 10,000,000 to 20,000,000, whereby the total authorized shares of Common Stock is 30,000,000, consisting of 10,000,000 shares designated as Class A Common Stock and 20,000,000 shares designated as Class B Common Stock.

Series Seed-1 Preferred Stock are convertible at the option of the holder into Class A Common Stock at a rate of 1-to-1, and Series Seed-2, Series Seed-3, and Series Seed-4 Preferred Stock are convertible at the option of the holder into Class B Common Stock at a rate of 1-to-1. Shares of Preferred Stock have liquidation preference to Common Shareholders, and both Common and Preferred Shareholders have rights to dividends at the discretion of the Board of Directors. To date, no shares of Preferred Stock have been converted to Common Stock.

2022 Stock Incentive Plan

In 2022, the Company adopted a Stock Incentive Plan (the "Plan") for the purposes of attracting and retaining employees, officers, directors and consultants of the Company. A total of 2,000,000 shares of Class B Common Stock have been allocated towards the Plan and can be granted in the form of options and/or restricted stock grants.

8. Subsequent Events (continued)

2022 Stock Incentive Plan (continued)

In June 2022, the Board of Directors of the Company authorized the issuance of 1,400,000 options under the Plan to various officers and consultants of the Company at an exercise price of $0.09 per share. Of these options, 125,000 vested immediately, with the remaining 1,275,000 options vesting equally over 36 months and requiring continuous service to the Company over the vesting period.

Crowdfunding

In August 2022, the Company plans to initiate an investment crowdfunding to raise operating capital. The Company intends to raise $5,000,000. No assurance can be given that the Company will be successful in these efforts.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sports Gambling Guides

Sports & Sports Gambling Social Media Marketing


Sports Gambling
Guides.com
CREATING CONTENT FOR THE MODERN SPORTS FAN

Website | Los Angeles, CA | SPORTS

$0.00 raised

0 Investors	$22.1M Valuation
$1.56 Price per Share	$249.60 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

*Market statistics provided by Statista & Technavio (source / source)

Your new "Go-To" destination for sports and sports gambling content

Sports Gambling Guides (SGG) is a sports social media company that captures the niche of social media sports culture. With our network of over 750 featured sports content creators & influencers, all of the game action, trades, highlights, and legal sports betting information is covered in real-time and shared daily to over 17 million avid sports fans.


Sports Gambling Guides @SGG_hq · Apr 25
Do you put any of the blame on Ben Simmons? 😬
@Stugotz790 thinks Kyrie and KD are the ones at fault..
Watch today's @LeBatardShow: youtu.be/zMWjLvYHdUY
DraftKings
Sports Gambling Guides.com
WHY IS EVERYONE BLASTING BEN SIMMONS. IT'S KYRIE WHO DIDN'T GET VACCINATED, IT'S KEVIN DURANT AND KYRIE WHO CHOSE THIS COACH AND RAN HARDEN OUT OF TOWN. WHAT ARE WE GOING TO DO WHEN THEY'RE DOWN 3-0, BLAME BEN SIMMONS? GET OUT OF HERE.
STUGOTZ ON THE BROOKLYN NETS STRUGGLES
Dan Le Batard Show with Stugotz and Jon Weiner
31
89
342

SGG handles social media branding, advertising, and customer acquisitions for some of the nation's largest sports, sports gambling, and daily sports fantasy firms including *DraftKings*, *FanDuel*, *BetMGM*, *PointsBet*, *Prize Picks*, *Fliff*, & *Fanatics*. SGG offers advertising partners a cost-effective way to reach the new younger generation of sports fans (between 21-41) who receive their sports information solely from social media. We provide "highly targeted" marketing, meaning our advertisers can cost effectively target just one state, just one sport, or even just one team.


Sports Gambling Guides.com
BEST SPORTS BETTING SITES
FANDUEL
DRAFT KINGS
BETMGM
POINTSBET

SGG Media represents the growing $13 Billion Influencer Economy (source) in a unique way – via "micro sports influencers." Fans no longer want to be just spectators for sporting events, they wish to be part of the narrative, and new sports ecosystems have formed online to accommodate this change to how sports are viewed. Today's younger fans are getting their sports information exclusively on social media platforms like TikTok, Twitter, Instagram, and podcasts, not in the newspaper or through radio talk shows. If companies are to thrive in this new environment, we believe they must adapt to these new norms or risk fading into obscurity.

Sports Gambling Guides has created a community for sports lovers - just like us.

THE PROBLEM

Social media has changed how sports are watched

The advent of social media was a game-changer in every sense of the phrase. As our appetite for content has grown, many industries are now responding to evolved viewing methods.



Sports Gambling Guides.com
Have You Seen How the Younger Generation Watch Sports?
Sports Content Must be Delivered Via Cell Phones

78% of Gen Z and Millennial sports fans are 'dual screening' while watching live sports games (source). This new era of sports media consumption is changing how sports gambling operators such as DraftKings, FanDuel, and BetMGM are marketing their content. Social media interaction is proving to be the far more cost effective means of interaction with engaged sports fans.

Fans no longer want to be just spectators for sporting events, they wish to be part of the narrative. Today's younger fans are getting their sports information exclusively on social media platforms like TikTok, Twitter, Instagram, and podcasts, not in the newspaper or radio talk shows. If companies are to thrive in this new environment, they must adapt to these new norms or risk fading into obscurity.

THE SOLUTION

Sports Gambling Guides captures the niche of social media sports culture

Sports Gambling Guides was created to be the ultimate companion for the online sports fan. Made up of sports gambling experts and top sports social media curators, we've dedicated ourselves to making the sports gambling experience enjoyable, even if your team loses.

Our team of researchers analyze every legal sportsbook daily, providing you with the valuable intel needed to make your informed betting decisions. We refuse to provide any sports gambling data or promotions from offshore or illegal sources.

In addition to providing up-to-date sports gambling information, we have also created a community of sports lovers, just like ourselves. We earn every follow we receive with a dedicated pipeline of great original content, created and curated by our team of on-the-ground social media experts. The world of sports updates by the minute, and Sports Gambling Guides has the bandwidth to track and communicate it to our loyal fans.



The Growing Influencer Economy
Inside the evolution of the Influencers economy
An estimated 72.5% of U.S. marketers will use influencer marketing in 2022, up from 55.4% in 2019
The U.S. Influencer Market is Massive
$13.8 BILLION
Influencer marketing in 2021
$16.4 BILLION
Expected Influencer marketing in 2022

(source)

We generate the bulk of our revenue through social media affiliate marketing deals and direct ad spend contracts with companies interested in the demographic of sports fans aged 21-41. Our customers are massive companies like FanDuel, DraftKings, BetMGM, and Fanatics. While Sports Gambling Guides is not a sportsbook ourselves, sports gambling businesses advertise their content on the SGG channels to our overlapping fanbases. In particular, FanDuel and DraftKings are huge destinations for fantasy sports and online gambling.


Advertisers
700+ Sports Content Creators
17 Million+ Sports Fan

THE MARKET

Licensed in every U.S. state where sports gambling is currently legal

SGG is one of the first leading companies to define the sports gambling media space, a lucrative market that intersects three massive multi-billion-dollar industries: sports gambling, advertising, and social media.

What truly sets us apart from our competitors is that we are a licensed sports gambling media entity in all 18 states where sports gambling is legal. All information, reviews, and data posted by Sports Gambling Guides comes from **legal** sportsbooks in each given state.


LICENSED IN ALL 17
LEGAL ON-LINE BETTING STATES
Possible 2022
Likely 2022
Legal (Retail)
Legal (Pending)
Legal (Online)
In Legal Limbo
2023+ or Never
Several states do not require licensing for those Affiliates that are licensed in other states
NJ, PA, TN, VA, WV, MIJ, MS, IL, IA, AZ, WY, CO, WY, CT, DC, LA, NY
20+ new states are anticipated for legal on-line Sports Gambling 2020 - 2023

(source, source)

Equally as important, our leadership team consists of several veterans within the industry, from sports authors to advertisers, meaning users can be confident that Sports Gambling Guides has done the heavy lifting for them.

OUR TRACTION

Over 17M followers & advertising partnerships with some of the biggest brands in the space

While our niche is still in its early stages, SGG is beyond proud to boast a massive network of 17 million followers across a network of over 700 influencers across Twitter and Instagram. We have quickly become a hub for all things sports gambling related, and as more states continue to legalize gambling, our influence and scope is expected to grow as well.

SOCIAL MEDIA INFLUENCERS / FOLLOWERS

	Instagram	Twitter	TOTAL
SGG	4,508,853	13,119,837	17,295,346
Barstool Sports	38,000,000	18,200,000	56,700,000
SB Nation	196,000	309,000	505,000
theScore	2,300,000	616,000	2,916,000
Action	81,700	160,000	241,700

**The above information was obtained through the Company's own independent research and calculations. Amounts indicated above are accurate as of June 1, 2022.*

We're already partnered with some of the biggest names in sports gambling, representing DraftKings, FanDuel, and BetMGM. Additionally, we also leverage our following to advertise for other sports-adjacent brands such as Fanatics.

SGG ADVERTISING PARTNERS

ONE CLICK REACHES 17 MILLION SPORTS FANS


FANDUEL
SPORTSBOOK
DRAFT KINGS
Fanatics
PRIZEPICKS

Sports Gambling Guides.com


ADVERTISERS
Sports Gambling
Guides.com
Revenue
Streams

Sports Gambling Guides is also preparing for the launch of our online casino brand, expected in late 2022. This will allow us to capitalize on a popular segment within the online gambling community.

SGG plans to launch our online Casino Brand late 2022


CASINO STREAM
casinostream.com
The largest gambling industry profit potential exists in on-line casino gaming, and on-line poker...... The U.K. and Europe, where legal on-line sports betting & on-line casino betting has operated for over a decade – clearly demonstrates this.
Coming Soon
Market Your On-line Casino & Poker to Millions of Gambling Fans!
U.K. Profits from Online Gaming February 2021
Casino (Table Games, Poker & Other): $411 million
Sports Betting: $348 million
U.K. Gambling Revenue 2019-2020
Casino: $3.2 billion
Sports Betting: $2.3 billion
New Jersey (8 months Jan. – Aug. 2021) Revenue
Casino: $866 million
Sports Betting: $466 million

(source, source)

WHY INVEST

We believe we are a leader in the sports advertising social media market as sports gambling legislation spurs rapid growth

As sports gambling continues to expand across the US, SGG is primed to capitalize on this industry's massive growth potential. We have the experts and social media mastery to continue to be a leader in the space, with a stalwart network of content creator influencers and followers in place.

SGG is the first privately held company in the sports gambling space that's being offered up for public investment via crowdfunding. Sports Gambling Guides is well capitalized prior to this crowdfunding round. We recently completed our Round #2 "Friends and Family" equity offering and have raised $3,250,000 in the last 12 months.


$3.25 Million
Capital Raised

"Our prior two SGG funding rounds of $3,250,000.00 were quickly sold out to experienced investors - including Astralis Capital, a venture capital firm with a focus on investing in the digital transformation of the global gaming industry, including casino, sports wagering, social and amusement gaming."

- Mark Paul, CEO of Sports Gambling Guides

Join us on our journey and become a shareholder in Sports Gambling Guides today.

In the Press

yahoo! finance | yahoo! finance | yahoo! finance | GAMING AMERICA | GAMBLING NEWS | GAMBLING INSIDER

yahoo! finance | AP ASSOCIATED PRESS | GAMBLING NEWS | GAMBLING INSIDER | yahoo!

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Meet Our Team



Troy Paul

President, Director, & Co-Founder

Troy Paul is a graduate of New York University with a BA in Finance from the Schack Institute and a minor in Economics. Troy Paul Co-Founded Sports Gambling Guides in March of 2020 and is a recognized national leader in sports social media marketing.

As President, Troy has developed Sports Gambling Guides into the #1 affiliate in sports social media with 17 + million followers and a network of 700 + content creator / influencers. Troy is responsible for signing major sports book clients, including , FanDuel, Draft Kings, BetMGM, national fantasy sports firm Prize Picks, as well as national sports retailer Fanatics.

Troy leads a team of 17 social media and tech professionals, creating sports content 24/7, and posting to millions of avid sports fans daily.



Mark Paul

CEO, Secretary, Director, & Co-Founder

Mr. Paul has a 40-year history in the commercial real estate investments business, having sponsored over $2 Billion in commercial property acquisitions. Mr. Paul was a Managing Director of Merrill Lynch Realty and Prudential California Realty from 1978 -1993. He was Co-Founder and President of the largest RE/MAX Commercial Brokerage in 2000 with over 70 agents, which was successfully sold in 2005.

As Co-Founder and President of SCI Real Estate Investments, LLC from 1994 – 2010, Mark Paul led the private real estate syndication firm to be a nationally recognized Leader in "Class A" property acquisitions.

Mr. Paul has 20 years experiences in the legal gambling industry, having owned interests in over 46 thoroughbred racehorses as a licensed California thoroughbred owner. He is the Author of The Greatest Gambling Story Ever Told -the #1 Best Seller in Gambling, #1 Best Seller in Sports Gambling, #1 Best Seller in Horse Racing, #1 Best Seller in Sports History, and a top seller in eight other Amazon categories.

Mr. Paul is CEO and a Co-Founder of Sports Gambling Guides, Inc. with his son, Troy Paul.



Chris Nordling

CFO & Director

Mr. Nordling has an extensive 35-year history of executive positions in the U.S. Gaming Industry.

Mr. Nordling was the Executive Vice President and Chief Financial Officer of Resorts World Las Vegas a 3,500-room hotel and casino which opened in 2021. Mr. Nordling was the former President of Entities for MGM Resorts International. He managed 69,000 employees and 15 hotel and casino properties. Previously served as Chief Financial Officer and Executive Vice President for City Center, a $9 billion property development with MGM Resorts and Dubai World, a 4,000-room hotel and casino. Prior roles included Chief Financial Officer for Bellagio Hotel, a 4,000-room hotel and casino, and Mirage Resorts whose Properties includes Bellagio, Mirage, Golden Nugget. Additionally, Mr. Nordling was the President of Reno Flamingo Hilton, and General Manager and Comptroller of the Las Vegas Hilton.

Mr. Nordling is the CFO and a Board Member for Sports Gambling Guides, Inc.

Offering Summary

Company	Sports Gambling Guides, Inc.
Corporate Address	2934 1/2 Beverly Glen Circle Suite #513, Los Angeles, CA 90077
Offering Minimum	$9,999.60
Offering Maximum	$4,999,998.12
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	6,410
Maximum Number of Shares Offered	3,205,127
Price per Share	$1.56
Pre-Money Valuation	$22,074,001.56

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Super Early Bird Bonus

Invest within the first 72 hours and receive an additional 12% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based Perks:

$500+ | Bronze

Invest $500+ and receive 2% bonus shares

$1,000+ | Silver

Invest $1,000+ and receive 4% bonus shares

$5,000+ | Gold

Invest $5,000+ and receive 6% bonus shares

$10,000+ | Platinum

Invest $10,000+ and receive 8% bonus shares + a call with our Founders

$20,000+ | Diamond

Invest $20,000+ and receive 10% bonus shares + meet us for a dinner in LA or NYC**

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

**All perks occur when the offering is completed.*

***All transportation and lodging are not included.*

The 10% StartEngine Owners' Bonus

Sports Gambling Guides, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.56 per share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $156. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

If you're anything like me (and you should be), you love sports betting. Whether it's a Moneyline bet, same game parlay or a prop bet, there's nothing like a Sunday morning 7 teamer to get your blood pumping.

The only issue with all that fun? I can't hit a parlay to save my life!

There has to be a way you can make bank

and stay close to all the sports betting action you crave.

Now there is.

INVEST in one of the fastest growing sports gambling media companies.

SportsGamblingGuides.com is one of the leading source of sports gambling advertisements in social media.

Have you ever seen a sports gambling ad from a Twitter Influencer? That was probably us.

We've partnered with the biggest names in the industry, like FanDuel, Draft Kings, Bet MGM and National Sports Retailer Fanatics.

A client list that is joining forces with our followers and influencers creating a massive reach of 17 million avid sports followers and growing.

Add that to our gaming licenses in every single legal gambling state, and that makes us one of the fastest growing media companies in a multi-billion dollar industry - that's just getting bigger.

It's a $150 Billion dollar annual gambling market.

Sportsbooks spent over $500 Million on online advertising last year, and are only ramping up as states such as California, Texas, and Florida are set to come online.

Which means a whole lotta nothing but net.

Any questions?

So what are you waiting for? We believe Sports gambling and social media are the future. For as little as $250, you can turn your gambling hobby into an investment".

Game On.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SPORTS GAMBLING GUIDES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Sports Gambling Guides, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Sports Gambling Guides, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 11, 2022 under the name Sports Gambling Guides, Inc.

2. That the Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on April 12, 2022.

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Sports Gambling Guides, Inc. (the "***Corporation***").

SECOND: The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the "***DGCL***").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 30,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), and (ii) 13,333,333 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

10,000,000 shares of the authorized Common Stock of the Corporation are hereby designated "Class A Common Stock" and 20,000,000 shares of the authorized Common Stock of the Corporation are hereby designated "Class B Common Stock."

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. Except as expressly provided in this Part A, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

2. Voting.

2.1 Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. There shall be no cumulative voting.

2.2 Class B Common. The Class B Common stock shall be non-voting stock and shall have no right to vote on any matter submitted to a vote or for the consent of the stockholders of the Corporation, except as required by the DGCL.

2.3 Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock, or any class thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation (the "***Certificate of Incorporation***"), the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and without a separate class vote of the holders of the Common Stock or any class thereof.

B. PREFERRED STOCK

7,835,806 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***", 1,119,409 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", 1,044,785 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock***" and 3,333,333 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed-4 Preferred Stock***," each of which shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article IV.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the available proceeds, as applicable, before any payment shall be made to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the Applicable Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably, and on a pari passu basis, in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. As used herein, the "***Applicable Original Issue Price***" means $0.38286 per share for the Series Seed-1 Preferred Stock, $0.44667 per share for the Series Seed-2 Preferred Stock, $0.47857 per share for the Series A-2 Preferred Stock, $0.5291 per share for the Series Seed-3 Preferred Stock, and $0.60 per share for the Series Seed-4 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 2.1, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 1.1 or the remaining available proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. Notwithstanding the foregoing, for purposes of determining the amount the holders of shares of Preferred Stock are entitled to receive with respect to any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or any Deemed Liquidation Event, each holder of a share of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series of Preferred Stock into shares of Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, if, as a result of an actual conversion to Common Stock such holders would receive in respect of the shares of such series of Preferred Stock, an amount greater than the amount that would be distributed in respect of such shares of Preferred Stock if such shares of Preferred Stock were not converted (or not been deemed to have converted) into shares of Common Stock.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock or Class B Common Stock into which the applicable shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders

of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, and shall be entitled, notwithstanding any provision of this Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio.

(a) Each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, into one share of Class A Common Stock;

(b) Each share of Series Seed-2 Preferred Stock shall be convertible, at the option of the holder thereof, into one share of Class B Common Stock; and

(c) Each share of Series Seed-2 Preferred Stock shall be convertible, at the option of the holder thereof, into one share of Class B Common Stock.

3.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay any accrued and unpaid Accruing Dividend any other declared but unpaid dividends on such shares of Preferred Stock.

3.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any accrued and unpaid Accruing Dividend and any other declared but unpaid dividends thereon, if any. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

3.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

3.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 3. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.5 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.4. Unless otherwise provided in this Certificate of Incorporation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.4, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.5. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and will be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article X shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article XI will only be prospective and will not affect the rights under this Article XI in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article XI.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

4. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 5th day of June, 2022.

DocuSigned by:

/s/ Mark Paul Mark Paul

Mark Paul, Chief Executive Officer

EXHIBIT G TO FORM C

TTW Materials

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 17 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 15, 2022.

metaMedia
metaKnyts | *Storytelling Through Blockchain*

Description of Business
metaKnyts is metaMedia's award-winning Afri-futurist saga on the battle for the soul of the metaVerse. metaKnyts is the world's first Crypto Comic™ and the future of digital collectibles. The saga unfolds across comics, animation, gaming, the metaverse, art, and film in new forms of collectible Crypto Media™ that can appreciate in value and be traded peer to peer independently of the series.

Reasons to Invest

- A next-generation media franchise at the epicenter of the graphic novel and comic industry, which generated revenues of $1.095B in the US and Canada alone in 2019; the gaming industry which generated $178B of revenues in 2021 and the digital collectibles industry which grew at CAGR of 14.2% to $11.8B in 2020 and is expected to grow at CAGR of 25.9% between 2021 and 2022. *(Comichron, Newzoo, Market Decipher)*
- Assisted by mentors such as Brittany Kaiser – Cambridge Analytica whistleblower star of Netflix documentary The Great Hack; Karen Hunter – Pulitzer prize winner and Sirius XM radio host.
- Strong partnerships with Microsoft, Ebony, Unanimous Games, Comic Republic and others, with ongoing negotiations with film studios and AAA publishers for IP licensing.

Team
Dele Atanda: Founder and CEO, Director, LinkedIn
Brittany Kaiser: Advisor, LinkedIn

Lattis
Lattis | *Next-Gen Software Platform for Micromobility*

Description of Business
Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

Team
Jack Al-Kahwati: CEO, LinkedIn
Jeremy Ricard: CTO, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.

- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision, Inc.
Swiss Precision, Inc. | *Serving Our Customers to Improve Their Quality of Life*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Avadi Engines
Avadi Engines | *Re-Imagining Power*
https://www.avadiengines.com

Description of Business
Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

Reasons to Invest

- Our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel. According to internal testing.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, with more patents pending, including in Australia, Japan, Korea, China and the vast number of countries covered by the PCT (Patent Cooperation Treaty).

Team
Landon Wilkinson: CEO & President – LinkedIn
Michel Arseneau: Chief Technology Officer

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Milo Health
Milo Health, *Better | simpler prescription care*
https://milorx.com

Description of Business
Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.
- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

Team
Ameer Youssef: Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | *Sports Gambling Social Media and Advertising*
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | *Built for Independent Artists Worldwide*
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Malagon: CEO/Founder – LinkedIn
Josh Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

California Cowboy
California Cowboy | *Head for the Thrills*

Description of Business
California Cowboy is a direct-to-consumer apparel brand that is one of the first companies to create the 'after sport' apparel category. The brand utilizes its unique social technical design approach to produce a vibrant style that brings out the inner extrovert in all who wear it. With unique elements that enhance functionality, every piece of clothing is meant to augment the social experience of the wearer.

Reasons to Invest

- California Cowboy creates social technical apparel that blends style with functionality and targets the "after-sports" apparel market.
- The global outdoor recreational goods sporting market had a 2021 market size of $120 billion (source).
- Our Founder CEO Drew Clark previously ran a global $400M+ annual revenue franchise at Levi Strauss. Board members include the former President of Levi's Global Retail, former Global Head of Digital at Marc Jacobs, and former Leader at McKinsey and Company's Global Retail Practice.

Team

Andrew Clark: Founder, President, Director & CEO- LinkedIn

Charles Brown: Chief Financial Officer- LinkedIn

Blueprint Diagnostics

Blueprint Diagnostics | *Revolutionizing Cancer Treatment and Prevention*

https://blueprintgenetics.com/

Description

Blueprint Diagnostics is developing technology to optimize cancer treatment. With one simple genetic test, we are able to determine an individual's sensitivity to a drug which is indicative of a high chance the drug will work. Additionally, we believe we can predict with 100% accuracy whether the patient is resistant to the drug or not, indicating the drug for sure won't work. We are currently seeking FDA approval for higher insurance reimbursement.

Reasons to Invest

- 75% of all cancer drugs will not work for a person because of their genetic profile. We believe our technology has the ability to cut that number in half.
- The market for cancer treatment is expected to reach $268B by 2026 and the genetic testing market is predicted to be valued at $21M by 2027 (Source, Source). According to our research, no one else has developed technology like ours.
- We are currently preparing our first breast cancer test for FDA approval, with tests for more types of cancers already in development.

Team

Jamie Fettig: CEO, Director, President, Vice-President, Treasurer, Sales & Secretary, LinkedIn

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Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA’s BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.
Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine’s Reg A+ offering is made available through StartEngine Crowdfunding, Inc. No broker-dealer or intermediary involved in offering except for Florida, where Dalmore Group LLC is participating as broker-dealer of record. StartEngine is not currently accepting investments from WA and TX. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine’s offering circular and risks associated with this offering.